PolyPid Ltd.

18 Hasivim Street

Petach Tikva 4959376 Israel

March 26, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request to Withdraw Registration Statement on Form F-1 (File No. 333-199297)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), PolyPid Ltd. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2014.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement was not declared effective by the Commission and the Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Registrant respectfully advises the Commission that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Should you have any questions regarding this matter, please contact counsel to the Registrant, Edwin L. Miller, Esq., of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP at (617) 398-0408.

Very truly yours,

/s/ Amir Weisberg

Amir Weisberg

Chief Executive Officer